

Scrapp
"The #1 Recycling App"
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SCRAPP

A mission-led platform helping people to recycle right & protect the planet

scrapprecycling.com Burlington, MA



Marketplace | Food & Beverage | Retail | Mobile Apps | Sustainability

Highlights



1. 🤔 Confusing recycling guidance costs $14+ billion each year in fees

(2) 🌟 Our award-winning app for iOS & Android helps people to recycle right

(3) 🔒 Advised by industry pros, our proprietary solution is 100% scalable

(4) 💰 Addressing a $2 billion sustainable waste technologies market

(5) 🎤 Invited to exhibit by the EPA at a national recycling conference

(6) 🌱 UN certified carbon-neutral business, B Corp by Summer 2022

(7) 🌍 You are investing in a cleaner, greener future for our planet

Our Team

 **Daniel Marek** Co-Founder & CMO

Recipient of the University Dean's Award for Distinction-level (3.8 GPA) Master's in Engineering.

"Let's face it, recycling is not always as straightforward as it should be. But together we can change that. Our goal is to educate and empower people to get it right. With a gamified approach that maximizes engagement in recycling programs and minimises landfill fees for local authorities & organizations."

 **Evan Gwynne Davies** Co-Founder & CFO

Graduated Heriot-Watt University with Distinction-level (GPA 4.0) Master's in Building Engineering with International Studies and Dean's Award recipient. 4+ years experience in a range of data-driven organisations.



Mikey Pasciuto Co-Founder & COO

Graduated from UNH 2021 with a 3.5 GPA & a dual degree in Mechanical Engineering and Sustainability. Studied in America, New Zealand, & Iceland.



John Scarfo Chief Information Technology Officer

Experienced database management engineer with experience in the financial sector. Graduated from Wentworth Institute of Technology with a 3.74 GPA and a degree in Computer Science with Entrepreneurship and Applied Mathematics minors.



Thomas Robert Evangelista Chief Technology Officer

Has a Masters in Project Management with a 4.0 GPA and Bachelors in Computer Science with minors in Applied Mathematics and Entrepreneurial Business from Wentworth Institute of Technology.

Pitch

We all like to think we're doing our bit for the planet. And for those of us who recycle, it's an easy, practical way for us to muck in and minimize our impact.



The problem is, with so many different types of packaging, and rules specific to each local area, **recycling is *not always* as straightforward as it should be.**



What resources are currently available?

The lists you see on websites are oversimplified, easily outdated, and never actually address the item in your hand, right?

It's clear that the industry needs real, innovative change. It's time for...

The recycling revolution!

Here at Scrapp, we believe in 2 things:

1) The power of consumers to create sustainable change on a global scale
2) Technology can drive consumer behavior changes to achieve sustainability

Scrapp is a mission-led platform that makes recycling simple, fun, and

Scrapp is a mission-led platform that makes recycling simple, fun, and rewarding - for everyone.



A free app that simplifies waste sorting
FAGE
Natural Greek Yoghurt
1 of 3
Plastic Pot
Place this into your recycling bin
More details
Recycle

Rewards for recycling right
Get money off sustainable brands
OR
Contribute towards planet-saving projects
Redeem
220
Rewards
Projects
All Rewards
20% Off Quite Nice Clothing
20% Off Wild Natural Deodorant
Redeem Offer
Contribute Points
146
Confirm Points Donation
10+ brand/project partners, including
pela
Wild
QUITE NICE CLOTHING
plasticbank
CORAL GARDENERS
ONETREEPLANTED

Our mission

We're crowdfunding to continue our mission. To help you to recycle right, encourage brands to be more sustainable and to protect our

planet.

Similar to how Facebook, Google and YouTube monetized their platforms, **we've been growing our consumer network first,** by focusing on our free mobile app.

And now we're looking to create something that's currently missing from the **$1.9 billion sustainable waste management technologies market**. Our web portal will enable organizations to introduce engaging, data-driven recycling programs without requiring any extortionate infrastructure costs. And, at the touch of a button, see in real-time where and what is being recycled by their community.

This Spring will see us **pilot our web portal in local authorities and organizations** in Scotland (via Zero Waste Scotland), and New England (USA).



Web Portal
Subscription for Universities
Industry-first API
Licensed to Businesses
Brand
Packaging
Env. impact
Recycle to save
25g CO2e

Scrapp could save the average city
(500K members per year)



34
Olympic-sized swimming pools of waste
$ 25M
could be saved by avoiding landfill fees
260K
tons in equivalent CO2 emissions

Meanwhile, we'll continue to expand support for the Scrapp mobile app in more locations worldwide. Allowing us to unlock a significant additional revenue stream - by licensing our packaging data.

Why our platform is a game-changer for vendors, advertisers and governments

With our unique packaging and materials system, we're able to quantify the carbon emissions of packaging - revealing **new insights for sustainability accreditation** never seen before. Data that is incredibly valuable to groups such as advertisers, vendors, and even governments seeking to monitor the environmental impacts of brands & products, throughout the supply chain.

Substantial accomplishments to date

Even though our journey is just beginning, we've already received a number of prestigious awards, been invited to pitch at national recycling conferences, and earned considerable interest from key industry players around the globe.

In the news
Achievements
Supported by


pebble
UK's #1 sustainability magazine
SCOTTISH EDGE
CONVERGE
semi-finalist!
GREAT BRITISH ENTREPRENEUR AWARDS
tech2impact
P+SITIVE PLANET
Lisa Lambie, PP UK
Dan Marek
Co-founder
John Scarfo
CIO
Evan G. Davies
Co-founder
Tom Evangelista
CTO
Mikey Pasciuto
Co-founder
Previous experience
Eckersley O'Callaghan
Morgan Stanley
Beauhurst
Huntington Ingalls Industries
Amphenol

Our next steps


The Next 12 Months
Scrapp
App Launch
Crowdfunding Raise
Q4 2021 - Q1 2022
Q1 2022 - Q2 2022
3 Web Portal Pilots
B-corps certification
Reach 100K users
Divert 30,000kg
Q2 2022 - Q3 2022
Q3 2022 - Q4 2022
Begin Seed
Round

Forward-looking projections cannot be guaranteed.

Now we're crowdfunding to make it happen!

We like to set goals and smash them. We've done it this far, and we hope to continue doing so. So we're tiering our raise to show you what's

to continue doing so. So we're tiering our raise to show you what's possible with your help. Because, for each milestone we hit, we can progress even faster. Our minimum raise is $50,000 - this is the amount required to employ our tech duo full-time for a year. Though our most desirable scenario is a $200,000 raise, this would allow us a 12-month runway with the entire team working full-time.

To embody our sustainable mission, **for every $100 invested, we will remove 1kg of ocean plastic 🌊 and plant 1 tree 🌲 on your behalf.**

Please read our one-pager below, which explains our valuation, as well as how investing in Scrapp (via **SAFE**) will work.

Scrapp Crowdfunding Financials.pdf



What's achievable?
Scrapp
$50,000*
Employ in house tech team
Development of web portal
Get B-Corps certified
25K Downloads
$125,000*
Previous plus...
Full patent application
5 commercial partnerships
50K Downloads
$200,000*
Previous plus...
Whole team employed + Contractors
Match additional funding with green grants
100K Downloads
*WeFunder - 7.5%

Forward-looking projections cannot be guaranteed.

If you're fortunate enough to be in a position to invest and would like to become part of a platform you helped to build, we can't wait to have you on board! If it's not the right time for you to invest, but you're inspired about our mission and want to stay up-to-date with our next steps, you can **join our newsletter, social media channels** or write to us at **enquiries@scrapprecycling.com** - we'd love to hear from you.


Thank You
Join today
Scan the code
to get Scrapp
Plastic Pot
Plastic Lid
Mixed Peel-off Lid
Scrapp
enquiries@scrapprecycling.com

FAQ's

What's the vision?

We see Scrapp as becoming the go-to platform for reliable recycling guidance, around the world. The current system is disjointed and confusing, it's time for change.

We also recognize that issues like the global waste crisis and climate change aren't the consumer's fault. But that doesn't mean that they can't be part of the solution. With enough crowdsourced packaging data, we'll be able to hold brands accountable and encourage more sustainable packaging decisions that better protect our planet's natural resources.

For this reason, Scrapp will tell you the environmental impact of a product and brand from a simple scan of the barcode. Empowering you to spend with your pocket and the planet in mind.

Why the UK and US?

We are raising in the US as that's where half the team, as well as our chosen crowdfunding platform (WeFunder), is based. But that does not restrict our ongoing presence in the UK and elsewhere. We have strong networks in several countries (including the UK, US, Canada, New Zealand and Australia) and fully intend on rolling out support for each of these locations in due course.

Scrapp was founded in Boston, Massachusetts, and is also incorporated with a subsidiary in Edinburgh, Scotland.

Where did it all begin?

In 2019, co-founders Dan, Evan and Mikey met in a sustainability class at the University of New Hampshire. Tasked with improving recycling on campus, we designed a smart bin with an AI camera that could flag contamination and ask the person recycling to remove it. But after soon realizing that the barriers to entry would be too high, we went back to the drawing board. Next, we asked over 250 of our fellow students and staff what was stopping them from recycling right? And what we found led us to completely rewrite our approach.

We found that far too often, people can't tell the difference between what is and isn't recyclable. And this isn't surprising really. With packaging labels saying one thing, local rules saying another and your Mom's, best friend's, sister insisting on something else, this inconsistent messaging has led to a lack of faith in the system. One that we want to change. So, with the help of our tech-wiz buddies Thomas (CTO) and John (CIO), we began building a revolutionary recycling app. An app that anyone can use, to get simple and accurate guidance about the items you wish to bin!

What's your competitive advantage?

Many sustainability apps you may have heard of or tried, suffer a similar tale: 'not engaging', 'impractical' or 'too complicated'. Our proprietary solution combines state-of-the-art technology, industry-backed recycling guidance and a gamified, fun approach that simply

does not exist on the market today.

We carefully scrutinize each of our brand partners, to feature only the best and most environmentally conscious on our sustainable marketplace. So that we can cut through all of the greenwashing (marketing BS) and save you money off your favorite sustainable products & services.



Competitive Advantage
Scrapp
Multi-sided business model
Incentivised platform
No retrofits required
Instant guidance
Identifiable brand
Scrapp
Junker
Recyclebank
ReCollect

Our multi-sided business model

The recycling industry is notoriously competitive & complex. With waste management services (WMS), material recovery facilities (MRFs), government policymakers and NGO's all in the mix, it can be a daunting place for a start-up.

But that's what also makes it an especially exciting (and potentially lucrative) opportunity. Each of these players are desperate to be involved with innovative solutions to the global waste crisis. That's probably why one of the largest WMS companies in North America has already expressed a significant interest in what we're doing.

Therefore, our multi-sided business model is a reflection of our

industry. By definition, that means:

An application or solution that scales a primary user-base quickly, and generates revenue through a secondary (behind the scenes) customer. - G. Brooke, Crema

Sure that all sounds great, but how is it going to work? Let's break it down for you.



Roadmap
Scrapp
Year 1
Establish App
Year 2
Establish Portal
Year 3
Expand Partnerships
Year 4
Explore integrations
Grow Marketplace
Enrich Product Library
Brand Ambassadors
University Campus Pilot
Municipal Pilot
Waste Service Providers
WM
CASELLA
suez
Increase B2B Customers
Sustainable Brands
patagonia
ECOVER
Small Business Owners
License Database
Sustainability Accreditors
BREEAM
Revenue
Partnerships

Forward-looking projections cannot be guaranteed.

Year 1

Firstly, we want to empower conscious consumers, like you, looking to make a positive difference in the world. Every time you exchange points and make a purchase through our sustainable marketplace, we receive a small kickback from the featured brand. Our intention is that this clever affiliate scheme (where everyone wins) will keep the app ticking over whilst we progress onto our main customer segment in year 2.

Year 2

So by this point, we have expanded our userbase, people are exchanging

So by this point, we have expanded our userbase, people are exchanging points and the recycling guidance is the best in the biz. That's when we move onto our next customer segment - universities and local authorities. These folks suffer the most when it comes to contamination in recycling because of landfill fees (~ $100-$300/ton). So we'll be piloting our web portal to enable organizations to introduce engaging, data-driven recycling programs without requiring any extortionate infrastructure costs. And, at the touch of a button, see in real-time where and what is being recycled by their community.

Year 3

This is where things get even more interesting. Through strategic partnerships with some of the biggest brands and retailers, we hope to significantly expand our outreach.

This is in order to fulfill our vision of Scrapp becoming a personal sustainability compass for our community. By empowering you, not only to make the right recycling decisions but enabling you to also see the environmental impact of that product and its packaging. A powerful tool for encouraging more sustainable buying habits.

Year 4

With an army of conscious consumers behind us, best-in-class data and strategic partnerships to lean on, we will begin to explore our third revenue stream - licensing of the Scrapp database. This packaging data will be a game-changer for vendors, advertisers and even governments. Uncovering new insights into recycling and consumer behavior, never seen before.

These are forward-looking projections that cannot be guaranteed.

The rest? Well, best grab yourself a ticket if you want to find out -> 👀🚀